82-4578

centrica
taking care of the essentials

02 APR -8 AM 8:2?

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	8 April, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Eileen Baker	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494007**or fax: **01753 494019**)

This fax and any attachments are intended only for [redacted] entity to which it is addressed and may contain information which is c[illegible] gal professional or other privilege. If you are not the intended recipient [illegible] delivering it to the intended recipient, you are not authorised to and r[illegible] bute, or retain this message or any part of it.

02028296

Message:

Please find the following Stock Exchange Announcement/s sent out recently.

Regards

Eileen Baker

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

dlw 4/8

Secretariat, 2nd Floor, Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
Telephone: **01753 758 217** Facsimile: **01753 758 240**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Centrica plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

See schedule in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Twenty Nine Gracechurch Street Nominees Ltd	10623553
Unknown	3606189
DEM69	34421
MSTC Nominees Ltd	76450
Bank of Ireland Nominees Ltd	1175252
Barclays Bank Trust Co Ltd as executor	23934
Nutraco Nominees Ltd	578000
Barclays Bank Trust Company Ltd	3069
Barclays Capital Nominees Ltd	2990989
Barclays Bank Trust Co Ltd - IMA	2106
Dematerialised	720
Chase Manhatten Bank London	27359762
Chase Nominees Ltd	80734607
Phildrew Nominees Ltd	350183

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 5 5/9 pence

10. Date of transaction

Not known

11. Date company informed

5th April 2002

12. Total holding following this notification

127,559,235

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

None

15. Name of contact and telephone number for queries

Ian Ritchie – 01753 494011

16. Name and signature of authorised company official responsible for making this notification

Date of notification

5th April 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Michael Richard Alexander

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Executive Share Option over 86,145 shares at option price of 81.06p - and subsequent sale

7. Number of shares / amount of stock acquired

86,145

8. Percentage of issued class

Less than 0.001%

9. Number of shares/amount of stock disposed

86,145

10. Percentage of issued class

Less than 0.001%

11. Class of security

Ordinary 5 5/9

12. Price per share

Option Price 81.06p sold at 225p

13. Date of transaction

5th April 2002

14. Date company informed

5th April 2002

15. Total holding following this notification

196,702 ordinary shares
22,402 Sharesave Options
308,269 New Executive share option scheme
847015 Total awards under Long Term Incentive schemes
852 Profit sharing

16. Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ian Ritchie – 01753 494011

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

5th April 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Roger Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lloyds TSB Registrars Corporate Nominees Ltd.

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal of shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

50,000

10. Percentage of issued class

Less than 0.001%

11. Class of security

Ordinary 5 5/9p

12. Price per share

229p

13. Date of transaction

5th April 2002

14. Date company informed

5th April 2002

15. Total holding following this notification

192,766

16. Total percentage holding of issued class following this notification

Less than 0.001%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

None

24. Name of contact and telephone number for queries

Ian Ritchie – 01753 494011

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

5th April 2002

CENTRICA PLC

On 4 April 2002, Centrica plc allotted 52,242 ordinary shares of 5 5/9p each to Centrica Quest Limited in its capacity as a Qualifying Employee Share Ownership Trust (QUEST) for the Company's employee Sharesave Scheme. The shares were allotted on 4 April 2002 at 225p per share.

The executive directors of the Company, being beneficiaries under the Trust, as with other employees, are deemed to have a potential interest in the shares.